Mail Stop 3561

December 19, 2008

Via U.S. Mail and Facsimile

Dana A. Marshall
Chief Executive Officer
Applied Energetics, Inc.
3590 East Columbia Street
Tucson, Arizona 85714

        RE: Applied Energetics, Inc.
                    Form 10-K for the fiscal year ended December 31, 2007
                    Form 10-Q for the quarterly period ended September 30, 2008
                    File No. 001-14015

Dear Mr. Marshall:

We have reviewed your response letter dated November 24, 2008 and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarterly period ended September 30, 2008

 Note 13. Subsequent Events

1. We note your response to our prior comment 2, but do not believe that your response was fully responsive to our prior comment 2. Based on your response and the disclosure on page 12 in Form 10-Q for the period ended September 30, 2008, we note that the negotiated exchange of 5,051,000 shares of your common stock in exchange for the return of 505,100 shares of your Series A Redeemable Convertible Preferred stock represents a modification to the original terms of your Convertible Preferred Stock held by certain parties to change the initial conversion price of $12.00 per share to a conversion price substantially less than $12.00 per share. We also note from your response that the Company does not believe that SFAS No. 84, was applicable to this modification because the Company did not offer changed conversion privileges only exercisable for a limited period of time, but instead separately negotiated redemption of the preferred shares on an individual basis with a limited number of holders. We further note from the Company's response that instead accounting for this exchange as an inducement offer pursuant to SFAS No.84, the Company intends to account for this transaction as a redemption of the preferred stock pursuant to EITF Topic D-42, under which the Company will account for the difference between the fair value of the common shares issued and the carrying value of the preferred shares as an adjustment to the Company's net loss to arrive at the net loss available to common shareholders. We also note that the Company expects a benefit to result to the Company's common shareholders' from using this accounting treatment for the transaction.

    Based on your response and the disclosures included on page 12 of your Form 10-Q, we continue to believe that this transaction may be more appropriately accounted for as an induced conversion of the preferred shares which should be accounted for pursuant to the guidance in SFAS No.84. In this regard, please address the following matters with respect to the exchange transaction:

    - Tell us and disclose in future filings the business purpose for negotiating the exchange transaction. As part of your response, please indicate whether the Company contacted all preferred shareholders with the purpose of initiating negotiations for a possible exchange transaction. If not, please explain how the parties to the exchange transaction were determined. If these parties contacted the Company to initiate the exchange, please note this in your response.

    - Please indicate the period of time over which the exchange transaction was to be completed based on the Company's negotiations with the six stockholders that entered into agreements with the Company to exchange their preferred shares for a revised number of common shares. Also, please supplementally provide us with copies of any written agreements regarding the exchange transactions that were entered into with the preferred shareholders. Your response should also explain in further detail why the Company does not believe that the changed conversion privileges were not exercisable for only a limited period of time as you have noted in your response. If the revised conversion privileges were exercisable for an unlimited period of time as your response implies, please state this in your response and in your revised disclosures.

We may have further comment upon review of your response and any related agreements with the preferred shareholders that were parties to this transaction.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.

You may contact Jeffrey Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Kenneth M. Wallace, Chief Financial Officer
(520) 622-3835